Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Managing Member, Chief Executive Officer, Secretary, Director

July 10, 2012

Via U.S. Mail

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

> Re: **Oriel Capital Partners, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 11, 2012**
> **File No. 024-10307**

Dear Mr. Kluck:

I am writing in response to your letter dated June 4, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

General

1.   **We note your response to comment 1 of our comment letter dated March 28, 2012 where you state that you have "removed the rollover provision of the notes." We further note your disclosure on the cover page of the offering statement where you state that "you will not have the option to elect to not have your Note rollover at the time of purchase." Please reconcile your disclosure with your response and make conforming revisions throughout the offering statement.** *This sentence has been removed.*

Investment Criteria, page 15 of 24

2.   **We note your response to comment 2 of our comment letter dated March 28, 2012 We further note that you will consider acquiring a variety of conventional multifamily assets, including mid-rise, high-rise and garden-style properties. We also note that the maximum offering is $5,000,000. Please tell us what the current real estate market data is for these various types of multifamily assets, including high-rises, in your target area, and explain whether you will be able to purchase all the disclosed types of properties described in the offering statement.** *The Company may acquire any combination of the types of properties it listed as the types of properties it would consider acquiring – all within its budget limitations. The list was not intended as a list of EVERY type of property it intended to acquire but a list of properties it MAY acquire. As to the question of whether $5,000,000 is sufficient to acquire mid-rise, high-rise, and garden-style properties, an initial search on loopnet.com, one of the nation's top online commercial websites, generated 68 results for multi-unit properties in Georgia with properties consisting of between 54 to as high as 216 units, listed pricing between $1 MM and $4.5MM. Most listings are garden/mid-rise buildings but there is one listing for $1.65MM that is a high-rise. (See attached search results as Exhibit 6.1). Costar, another online commercial listing site has 65 properties listed*

Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Managing Member, Chief Executive Officer, Secretary, Director

July 10, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **Oriel Capital Partners, LLC**
Amendment No. 3 to Offering Statement on Form 1-A
Filed May 11, 2012
File No. 024-10307

Dear Mr. Kluck:

I am writing in response to your letter dated June 4, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>General</u>

1.   **We note your response to comment 1 of our comment letter dated March 28, 2012 where you state that you have "removed the rollover provision of the notes." We further note your disclosure on the cover page of the offering statement where you state that "you will not have the option to elect to not have your Note rollover at the time of purchase." Please reconcile your disclosure with your response and make conforming revisions throughout the offering statement.** *This sentence has been removed.*

<u>Investment Criteria, page 15 of 24</u>

2.   **We note your response to comment 2 of our comment letter dated March 28, 2012 We further note that you will consider acquiring a variety of conventional multifamily assets, including mid-rise, high-rise and garden-style properties. We also note that the maximum offering is $5,000,000. Please tell us what the current real estate market data is for these various types of multifamily assets, including high-rises, in your target area, and explain whether you will be able to purchase all the disclosed types of properties described in the offering statement.** *The Company may acquire any combination of the types of properties it listed as the types of properties it would consider acquiring – all within its budget limitations. The list was not intended as a list of EVERY type of property it intended to acquire but a list of properties it MAY acquire. As to the question of whether $5,000,000 is sufficient to acquire mid-rise, high-rise, and garden-style properties, an initial search on loopnet.com, one of the nation's top online commercial websites, generated 68 results for multi-unit properties in Georgia with properties consisting of between 54 to as high as 216 units, listed pricing between $1 MM and $4.5MM. Most listings are garden/mid-rise buildings but there is one listing for $1.65MM that is a high-rise. (See attached search results as Exhibit 6.1). Costar, another online commercial listing site has 65 properties listed*

with the same location and price point. (See attached search results as Exhibit 6.2). The Commercial Investment Multiple Listing Service (CIMLS) also lists several properties with the same < $5MM criteria in Georgia (See attached search results as Exhibit 6.3).

Payment or Rollover At Maturity, page 23 of 24

3.   **We note your disclosure that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please advise us whether or not you intend to register the offer and sale of notes made in connection with extensions. To the extent you intend to rely on an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.** *Any extensions will be made pursuant to a valid registration.*

Financial Statements

General

4.   **Please revise the financial statements and the notes thereto to indicate within the respective headings that the financial statements and notes thereto are unaudited and remove the word draft from each of the heading pages.** *The financial statements have been revised accordingly.*

Accountants Compilation Report

5.   **Please remove the Accountants Compilation Report from your filing.** *The filing has been revised accordingly.*

Statement of Changes in Member's Equity, page 3

6.   **Please provide a distinct and separate statement of changes in Member's Equity in an amended filing. In response to this comment, please also tell us how Member's equity at December 31, 2011 is $25 on this statement when you previously reported Member's Equity at December 31, 2011 of $15,000.** *A separate statement of changes in Member's Equity has been added to explain the discrepancy. The previously reported Member's equity did not reflect the expenses occurred from Inception of the company to Dec 2011, so the members' equity was shown to be $15,000. The last statement however reflected the expenses in year 2011, so the members' equity is correctly reflected as $25. We are attaching financial statements for different periods since the inception of the company for your reference. Please refer to financial statement for Dec 2011 for details on the expenses occurred in year 2011.*

Exhibit 5.1 Marketing Materials

7.   **Please revise the marketing materials to disclose from whom a preliminary offering circular or final offering circular may be obtained. See Item 251(d)(ii)(C) of Regulation A.** *The marketing materials have been revised accordingly.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Ronald Tealer

/s/ Ronald Tealer
CEO